

EASTMAIN

NEWS RELEASE

$1,850,000 Private Placement

82-4421

Trading Symbol: ER – The Toronto Stock Exchange December 8, 2003

Eastmain Resources Inc. ("Eastmain") announced today that it has entered into an agreement with Fort House Inc. for an offering of 1,761,904 flow-through units, on a private placement basis, subject to regulatory approval, at $1.05 per unit for aggregate gross proceeds of up to $1,850,000. Each unit will consist of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one common share at a price of $1.25 per share for a period of 18 months following the closing of the offering. Fort House Inc. has agreed to act as agent on a "best effort basis" in connection with the offering. Management subscribed for $50,000 of the offering.

At closing, Fort House Inc., acting as agent for the Company, will be paid a 5% commission and receive compensation units equal to 5% of the number of units sold in the offering. Each unit shall consist of one non-flow through share at an exercise price of $0.86 and one-half of one share purchase warrant at an exercise price of $1.25 per share for a period of 18 months.

Proceeds of the offering will be used for the exploration of Eastmain's Ontario mineral properties. Upon completion of the proposed financing with Fort House (assuming that it is fully subscribed), Eastmain will have approximately $7.0 million in its treasury.


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Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. In addition to it's 50% option on the Reserve Creek Project, Ontario, the Company has an option to earn 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.